                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         ROBECO-SAGE TRITON FUND, L.L.C.
                                (Name of Issuer)

                         ROBECO-SAGE TRITON FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                         Robeco-Sage Triton Fund, L.L.C.
                     c/o Robeco Investment Management, Inc.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                  June 1, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE

  Transaction Valuation: $20,000,000.00 (a) Amount of Filing Fee: $1,116.00 (b)

(a)  Calculated as the aggregate maximum purchase price for Units.

(b)  Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:

     Form or Registration No.:

     Filing Party:

     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

          As stated in the offering documents of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), the Fund is offering to purchase units of limited liability company interests in the Fund (a "Unit" or "Units," as the context requires) from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Units (the "Offer") will remain open until 12:00 midnight, Eastern time, on June 26, 2009 (the "Expiration Date") unless the Offer is extended. The net asset value of the Units will be calculated for this purpose as of September 30, 2009 or, if the Offer is extended, approximately 95 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Units during the Fund's audit for its fiscal year ending March 31, 2010, which the Fund expects will be completed by the end of May 2010 and the audited net asset value will be used to determine the final amount to be paid for tendered Units.

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          Members may tender all of their Units, a portion of their Units
(defined as a specific dollar value or as a number of Units) or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund's Limited Liability Company Agreement, as the same may be amended (the "LLC Agreement")), determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

          A repurchase fee equal to 2.00% of the value of the Units repurchased by the Fund will apply if the date as of which the Units are to be valued for purposes of repurchase is less than one year following the date of a Member's purchase of such Units. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

          If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the annual audit of the Fund's financial statements, over
(b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

          If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          A Member that tenders for repurchase only a portion of such Member's Units will be required to maintain a capital account balance of $100,000 or such other amount as is determined by the Board of Managers.

          The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause such Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of all or a portion of a Member's Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

          The Offer remains open to Members until 12:00 midnight, Eastern time, on June 26, 2009, the expected Expiration Date. Until this time, Members have the right to change their minds and withdraw the tenders of their Units. Members will also have the right to withdraw tenders of their Units at any time after July 27, 2009, if such Units have not yet been accepted for purchase by the Fund.

          If a Member would like the Fund to purchase all or a portion of its Units, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Robeco-Sage Triton Fund, L.L.C. c/o UMB Fund Services, Inc., at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. ("UMB") at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on June 26, 2009. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to UMB promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on June 26, 2009). Of course, the value of the Units will change between April 30, 2009 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Units, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting UMB, at (877) 491-4991 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

          Please note that just as each Member has the right to withdraw the tender of its Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on June 26, 2009. Also realize that, although the Offer expires on June 26, 2009, a Member that tenders all of its Units will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Units for purchase through the Valuation Date. Accordingly, the value of tendered Units will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is Robeco-Sage Triton Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 909 Third Avenue, 32nd Floor, New York, NY 10022, and the telephone number is (212) 908-9660.

          (b) The title of the securities that are the subject of the Offer is Units of limited liability company interests or portions thereof in the Fund. As of the close of business on April 30, 2009 there was approximately $90.6 million outstanding in capital of the Fund, represented by Units (based on the estimated unaudited net asset value of such Units). Subject to the conditions set forth in the Offer, the


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Fund will purchase up to $20 million of Units that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

          (c) Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Robeco-Sage Triton Fund, L.L.C. The Investment Adviser of the Fund is Robeco Investment Management, Inc. (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 909 Third Avenue, 32nd Floor, New York, NY 10022, and the telephone number is (212) 908-9660. The Fund's Managers are Timothy J. Stewart, Charles S. Crow, III, Richard B. Gross and David C. Reed. Their address is Robeco-Sage Triton Fund, L.L.C. c/o Robeco Investment Management, Inc., 909 Third Avenue, 32nd Floor, New York, NY 10022.

ITEM 4. TERMS OF THIS TENDER OFFER.

          (a) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $20 million of Units that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on June 26, 2009 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

               (ii) The purchase price of Units tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

               Members may tender all of their Units, a portion of their Units defined as a specific dollar value or as a number of Units or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a Note promptly after the acceptance of such Units. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the unaudited net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in an amount equal to 90% of the unaudited net asset value of the Units repurchased by the Fund, determined as of the date of such repurchase. Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Units, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2010.

               If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

               A Member who tenders for repurchase only a portion of such Member's Units will be required to maintain a capital account balance equal to $100,000, or such other amount as is determined by the Board of Managers.

               Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

               A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Units, are attached hereto as Exhibits A, B, C, D and E, respectively.

               (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, June 26, 2009.

               (iv) Not applicable.

               (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the close of business on the Valuation Date if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 95 days after the Expiration Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

               (vi) A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern time, June 26, 2009 and, if such Units have not yet been accepted for purchase by the Fund, at any time after July 27, 2009.

               (vii) Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Robeco-Sage Triton Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201,
Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to

UMB by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter.

               Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by UMB at Robeco-Sage Triton Fund, L.L.C. c/o UMB Fund Services, Inc, P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2 of the Offer. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the Expiration Date by following the procedures described above.

               (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Units.

               (ix) If more than $20 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

               (x) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on July 1, 2009 and thereafter from time to time.

               (xi) Not applicable.

               (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

               In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then-adjusted tax basis in such Member's Units. A Member's basis in such Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then-adjusted tax basis in such Member's Units.

          (b) To the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

          (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Prospectus (the "Prospectus") and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 29, 2006, December 29, 2006,
March 31, 2007, June 29, 2007, September 28, 2007, December 31, 2007, March 31,
2008, June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009 and
June 30, 2009.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for purchase by the Fund have not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

          (b) Units that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept purchases for Units as of July 1, 2009 and as of the first business day of each month thereafter, but is under no obligation to do so.

          (c) Neither of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept purchases for Units on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the current members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Units to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Sections
(6), (7) and (8) of Regulation M-A Section 229.1006 (c) are not applicable to the Fund.

          The Fund invests substantially all of its assets in Robeco-Sage Triton Master Fund, L.L.C. (the "Master Fund"), which has the same investment objective and substantially the same investment policies as those of the Fund.

          The Fund may only withdraw assets from the Master Fund by subscribing to periodic repurchases conducted by the Master Fund. In this regard, the Board of Managers of the Master Fund has authorized a repurchase offer for up to $20 million of Master Fund units as of September 30, 2009, which could accommodate the Fund's repurchases conducted under this Offer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $20 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Units, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          (c) Not Applicable.

          (d) Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on April 30, 2009 estimated values, Robeco-Sage Iris Fund, Ltd owns approximately $444,249 of Units.

          (b) Other than the acceptance of purchases for Units on April 1, 2009 and May 1, 2009, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited Financial Statements for the Period Ended March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007.

          Unaudited Financial Statements for the Period Ended September 30, 2007, previously filed with the SEC on Form N-CSR on December 7, 2007.

          Audited Financial Statement for the Period Ended March 31, 2008, previously filed with the SEC on Form N-CSR on June 6, 2008.

          Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 10, 2008.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

          A.   Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ROBECO-SAGE TRITON FUND, L.L.C.


                                        By: /s/ Timothy J. Stewart
                                            ------------------------------------
                                        Name: Timothy J. Stewart
                                        Title: Principal Manager

June 1, 2009

                                  EXHIBIT INDEX

EXHIBIT

          A.   Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Units.